October 20, 2016

United Stated Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn.: Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance

Re:	Alzamend Neuro, Inc.
Amendment No. 1
Offering Statement on Form 1-A
Filed September 9, 2016
File No. 367-00052

Dear Ms. Hayes:

Alzamend Neuro, Inc. (the “Company”) hereby submits a response to certain comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated October 17, 2016 (the “Comment Letter”) relating to the Offering Statement on Form 1-A referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments but no amendment to the Form 1-A is being prepared since we strongly believe that an amendment in response to the Comment Letter is not necessary.

Directors, Executive Officers and Corporate Governance, page 49

Comment No 1. We refer to your disclosure regarding the FINRA settlement with Mr. Ault on page 51. Please revise your disclosure to clarify, if true, that he did not make all of the restitution he was required to make to certain investors, and that such restitution was required to be paid within 120 days of the FINRA settlement, rather than merely before his reapplication for association with FINRA.

Response No. 1. We respectfully request your concurrence that the following language adequately addresses your comment:

“As part of that settlement, Mr. Ault agreed that he would make restitution to certain investors. Mr. Ault did not within the prescribed time period make a restitution payment to certain of the investors as he was unable to locate all of them, nor did he forward the undistributed restitution in the state where the investor was known to have resided, as directed by FINRA.”

Pursuant to the AWC, the payment was not actually “required to be paid within 120 days of the FINRA settlement” so the above language does not refer to a specific time period.

If you do concur, we hereby undertake to replace the current disclosure with the statements immediately above in the Company’s next amendment, whether that be the final amendment or one that incorporates responses to any additional comments you may have.

The Company does not presently plan to engage a member of FINRA in connection with its offering. While the Company is not presently seeking qualification of Amendment No. 1, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (949) 346-5822 or our counsel Henry Nisser at (212) 930-9700.

Very truly yours,

/s/ Will Horne

Chief Financial Officer